Filed by Wright Medical Group, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Wright Medical Group, Inc.

Commission File No.: 001-35823

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MARCH 12, 2015 / 01:30PM GMT, WMGI - Wright Medical Group Inc at Barclays Healthcare Conference

CORPORATE PARTICIPANTS

Bob Palmisano Wright Medical Group, Inc. - CEO

Julie Tracy Wright Medical Group, Inc. - IR

CONFERENCE CALL PARTICIPANTS

Matt Taylor Barclays Capital - Analyst

PRESENTATION

Matt Taylor - Barclays Capital - Analyst

So thanks for joining us this morning. We have — really pleased to welcome Wright Medical. We have Bob Palmisano, who is the CEO, and also Julie Tracy, the Investor Relations officer.

And Wright Medical is going through and announced a major transition with the combination with Tornier a few months ago and is working diligently to work towards the close of the transaction. But they’ve also seen continued really steady growth in their US foot and ankle business, and got an approval letter for Augment, a really important new product for the Company.

So Bob, maybe just start off. I think a lot of people are really interested in the transaction. Can you talk a little bit about the strategic rationale there and some of the guideposts that we could expect over the next six months?

Bob Palmisano - Wright Medical Group, Inc. - CEO

Well, the strategic rationale was the ability to put two companies together that had similar times of profiles in terms of high growth, high margins and didn’t overlap a lot. And also, I would say, two complementary management teams. So the vision kind of is to have a — really a premier orthopedics company specializing in the three highest growth areas in orthopedics — upper extremity, lower extremity and biologics. And have some size to us, some size to the Company.

It seems that size is really important to some extent is important to us in terms of just transitioning from just being a high-growth, high-margin company to being a high-growth, high-margin, high-profitability company.

The size that we were left with after we divested our hip and knee business was small, and it was going to be very difficult to leverage ourselves to being a highly profitable company without some type of major transaction to help us.

Matt Taylor - Barclays Capital - Analyst

And then, you’ve guided to kind of closing the transaction as quickly as possible.

Bob Palmisano - Wright Medical Group, Inc. - CEO

Yes.

Matt Taylor - Barclays Capital - Analyst

Can you talk about some of the parameters there and what the gating factors are?

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MARCH 12, 2015 / 01:30PM GMT, WMGI - Wright Medical Group Inc at Barclays Healthcare Conference

Bob Palmisano - Wright Medical Group, Inc. - CEO

So, I think speed to close is important once you announce a transaction like this because you have two organizations that are still trying to compete with one another at the same time. Planning for the future, you have people in these organizations concerned about what their future may be and, for a whole host of reasons, it’s important to get the transaction done then as quickly as possible.

There’s two gating factors that I think are the most important ones. One is getting through the FTC scrutiny. We received a second request for information from the FTC a little while ago and have the ability to go down two paths. One’s that we think that they were wrong. It was — and we could argue with them and provide them the information and you don’t know how that would turn out just because I think it’s wrong doesn’t mean that we would prevail but what we do know for sure is it would take a lot of time and a lot of resources.

The other way to approach it is to understand what would be necessary to gain FTC approval in terms of divesting product areas that they think may be overlapping. So, we’re looking at both things. I think the most likely scenario is that we will wind up divesting some products.

Most likely would be about a little less than $15 million in revenue that it was anticipated when we kind of put this deal together. We thought kind of this may happen and if it does happen here is the size of it.

So we are looking at that now. We have reached out to a bunch of competitors and folks to see if there’s interest and there’s a lot of interest in the products that we are talking about.

We have NDAs and we have a process ongoing. So, we don’t know exactly when that process will be concluded but I think if this is the route we choose, we will be successful in divesting the assets that would satisfy the FTC and I’m just not exactly sure of the timing of that.

Matt Taylor - Barclays Capital - Analyst

And you talked publicly about the fact that the divestiture would not materially impact the strategic value of the deal. Can you talk about why you think that as you run this process, how do you avoid enabling a competitor with some of these good products?

Bob Palmisano - Wright Medical Group, Inc. - CEO

Well, that’s exactly what the FTC wants us to do (laughter). So that may or may not happen. The — there are several things involved in how this will most likely play out. There’s no doubt that some revenues will be lost but again that was anticipated in the deal structure that this may happen and we said if this happens, this is still a good transaction for us. So that’s our point of view about that.

Secondly is that these physicians who use these products in question use other products that will still be part of our portfolio and part of our bag. And sales reps will most likely still be part of our organization. I have the relationships with these doctors. So while the products may go, not all the business was necessarily going to go.

Matt Taylor - Barclays Capital - Analyst

And I think we should talk a little bit about synergies. I want to ask the audience a question about the pretax cost synergies that you got into. So the first question that we have here is what is your expectation or cost synergies in the third full year after the merger and the guidance is $40 million-$45 million?

So let’s let them key in an answer and then we can talk about the some of the cost synergies. All right, so most people picked $40 million-$50 million with some people picking a higher number.

But maybe you can talk about some of the sources of those cost synergies and what are the easier parts to get and what are the tougher ones?

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MARCH 12, 2015 / 01:30PM GMT, WMGI - Wright Medical Group Inc at Barclays Healthcare Conference

Bob Palmisano - Wright Medical Group, Inc. - CEO

The real low hanging fruit are corporate costs that are public company costs. Those things, you know, are the things that will happen relatively fast. The things that will be more long term are manufacturing consolidation and supplier consolidation. All those kinds of things but there’s a significant amount of money in that first bucket of duplicate corporate costs.

We don’t need two CFOs, we don’t need two Investor Relations functions. We don’t need a whole bunch of — two Boards, all those kinds of things. So we’ve been able to identify, I think, really pretty specifically what the targets are and we’ll go after them.

The most important thing to remember as we go through this of going after the synergies is that we still want to maintain our growth. And we don’t want to do things that impede our growth either. So, it’s a critical period of time, I think, for both Tornier and Wright.

I can speak from the Wright side in that the whole lower extremity and particularly the total ankle business is evolving very, very quickly. And it’s growing very rapidly. And big competitors are getting more interested in it.

So, it’s really important that we go out and stake our claim in this territory as quickly as we can. So there’s going to be always that balancing act.

And in that balancing act of maintaining our growth profile, which is where we’re saying is midteens and maintaining our margin profile, which should — on a standalone basis should be in the 80% area over time is that still get these synergies and this is kind of the path we are going on.

We could get more synergies right away if we wanted to but we would impede our ability to grow and by impeding our ability to grow, we would be enabling competitors to take some of that territory.

Matt Taylor - Barclays Capital - Analyst

It might be worth also just talking about some of the revenue dis-synergies that you guided to as well. Can you talk about the sources of some of those? You mentioned some distraction in your guidance on the last call?

Bob Palmisano - Wright Medical Group, Inc. - CEO

The primary revenue dis-synergy again is in the lower extremity where we have overlapping organizations. So, although I’m not saying it would play out this way, this is the mindset I think of what happens is is that if you are a Tornier lower extremity rep, you might be worried about your future and you may be planning for a different future just to protect yourself. And that then a lot of times, reps have the ability to take business with them at that level.

We saw that very clearly when we divested our hip and knee business and we kept our upper extremity business with the same distributors who were distributing now MicroPort’s hips and knees, is that it didn’t happen immediately but over a quarter or two is that that business really deteriorated. And so that’s the danger and that’s what we have to kind of guard against. But some of it’s going to happen and it’s going to primarily happen in the lower extremity business and we’ve seen a little bit of that happen in Wright’s current upper extremity business.

That again is in that same realm of overlapping with Tornier’s, and reps that are carrying those product lines are wondering what’s going to happen and how does this affect me and do I need to plan for something else and that’s why speed to close is really important is to alleviate as much of that is possible.

Matt Taylor - Barclays Capital - Analyst

What do you think in terms of the closing, what’s the best case and sort of the — what’s the optimal case?

Bob Palmisano - Wright Medical Group, Inc. - CEO

I think the best case is the end of Q2. That’s the best case. I think it’s going to most likely slip past that some little bit. It’s awfully difficult for me and I get asked the when question 1,000 times a day about everything.

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MARCH 12, 2015 / 01:30PM GMT, WMGI - Wright Medical Group Inc at Barclays Healthcare Conference

And when you’re dealing with governmental agencies, it’s always hard to be precise about when something is going to happen. When the FTC is going to act, when the FDA is going to act. It’s just your guessing and everybody just kind of has to accept that you are guessing because, you joke, no one really knows.

Matt Taylor - Barclays Capital - Analyst

I want to ask a question about Augment and then we can talk a little bit about that approval. Can we do number five? Can we do question number five, sorry. So this is for the audience.

The question is what is your expectation for Augment bone graft sales in the US in 2015. The guidance is for $10 million-$12 million.

So we’ve got some people saying $0-$10 million, and then the next two answers are $10 million-$12 million and $12 million to $15 million.

So I guess can you talk about what’s Incorporated into your guidance and remind people sort of while we’re waiting on there?

Bob Palmisano - Wright Medical Group, Inc. - CEO

Yes. So that is based upon a mid Q2 approval and we just had to pick a date — now that — again answering this one question is difficult. We don’t know when exactly this approval so this will be adjusted. So that was what was based upon mid-Q2 approval.

Secondly is that our rollout, the way we see the rollout of the product. First of all, all our — 99%, I suspect, of all of our internal sales force has been trained. And we also have a group of 12 specialists, marketing specialists in the field that are experts on Augment that will help facilitate that.

Our first group of targets are the 30 or so physicians that were part of the clinical trial. There’s a lot of pent-up demand with these physicians. They are ready to go, they are used to handling the product. Very little additional training is necessary for this group.

The second group is a whole series of physicians that have been identified or who have come to us and said that we want to be — we want to start using Augment quickly. And then so, training will start right after approval. Very quickly after approval. We are not allowed to train prior to approval but we have all this lined up and we — ready to grow.

The third wave, if you will, all of this works concurrently but it will take a little bit more time on our institutions that are involved in a value and committee process and we have taken the time and done our homework. We know where they are, we know what the criteria is that most of these require and we know the timing of when these committees meet. So it depends again when the final approval is when we will be able to get through these committees.

And so, that’s why that could take anywhere from one month six months. So I think that’s how we plan to roll it out.

Matt Taylor - Barclays Capital - Analyst

And for this year, I guess, is timing the main factor that will determine how much Augment you are able to sell and at this point (multiple speakers)

Bob Palmisano - Wright Medical Group, Inc. - CEO

I think timing is the key ingredient is to when actually that approved letter comes across our desks.

Julie Tracy - Wright Medical Group, Inc. - IR

Just to be clear on that too, we said that approval is expected in the first half of the year for guidance purposes on the $10 million-$12 million in US Augment revenue guidance. We had to pick a date, so we picked the middle of the second quarter. So there is a distinction between the two in terms of when we still anticipate Augment approval first half.

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MARCH 12, 2015 / 01:30PM GMT, WMGI - Wright Medical Group Inc at Barclays Healthcare Conference

Bob Palmisano - Wright Medical Group, Inc. - CEO

I would also add on that is that, again, that’s a guess. You never know when this is going to happen. The FTC and the FDA, they work in their own ways and it’s possible this could slip past them. But right now what we think is most likely case is in Q2.

Matt Taylor - Barclays Capital - Analyst

Well, I guess right now the long pole in the tent is the 43 (technical difficulty) authority responded to that. But can you talk about the confidence that you have in the response and did you bake some conservativism into the timeline to get to May?

Bob Palmisano - Wright Medical Group, Inc. - CEO

No, I don’t think we baked much conservativism in. This is a vendor, it’s not us. So we are kind of like extra [partay] to this and so we thought that the reason that a 483 was given was not that there were severe problems at this vendor, it was just that there were a lot of — a number of issues. There were 13 observations and some of them are really very, very, very, very, very minor.

So we think again that the vendor has been in contact with the FDA and is meeting with them and discussing things with them. And I think that they will come to a very good resolution of this. I’m just not exactly sure when.

There’s no doubt in my mind that Augment is going to be approved. It’s — the question there is is it going to be May, June, July? I don’t know. But there’s nothing there that in any way gives me any concern that this will be an approved product.

Matt Taylor - Barclays Capital - Analyst

Let’s spend a minute on the business and just talk about some of the trends that you’re seeing especially in the lower business in the US and outside the US, if you could talk about those separately.

Bob Palmisano - Wright Medical Group, Inc. - CEO

Yes, the growth trajectory in the business is really fantastic. We saw 16.5% growth in Q4 over a very strong year before quarter, and that was led by total ankle replacement growth of 38%. Q4 is always the strongest quarter so — and what will continue to be.

And I think we will see every quarter this year versus last year quarter, the same period we will see very significant growth and it will be continue to be led by, I think, total ankle replacement growth. Now whether — I mean I’m not claiming were going to continue to see 38% growth but it’s going to be very, very, very strong growth in total ankle replacement.

Our training programs are full, we have gotten — there are a lot of competitive positions that use competitive products now being trained. There are a lot of physicians that had previously not done replacements and just done fusions that are being trained. And we have a very sophisticated process called rapid adoption, so that when physicians leave training that we — that’s just the beginning of the process for us is that training activity. It’s the follow-up to get them to do cases quickly is which has proven to be so important to the growth of this business.

So previously, a doctor would leave training and maybe do a case and see how it goes and then, six months later, maybe do another case. Doctors that do that generally speaking are never going to get really comfortable doing total ankle replacements. They are going to dabble in it. We find that doctors that leave training and do multiple cases where we can be with them and guide them and help them and support them, they adopt and convert their practice to it.

So, we used to look at the training that we did whether it would be in our headquarters or in our vans or in industry events as the beginning and end. It really is just the beginning.

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MARCH 12, 2015 / 01:30PM GMT, WMGI - Wright Medical Group Inc at Barclays Healthcare Conference

So, we have a very sophisticated process in place now to help doctors move competitive doctors and fusion doctors to move to our total ankle replacement. That’s why that’s such a strong business.

Matt Taylor - Barclays Capital - Analyst

And outside the US you had a couple of challenges last year that seemed to improve through the course of the year. Can you talk about what those were and how you’re managing that business right now?

Bob Palmisano - Wright Medical Group, Inc. - CEO

When we separated our business from MicroPort in January 2013 is that most of the international business was hip and knees. So, most of the infrastructure went to MicroPort. And we, quite frankly and I’m the C.O. responsible, we underestimated the impact of that. We underestimated that having all this infrastructure leave was what we were left with.

And it manifests itself primarily in a very difficult supply demand situation, is that we took away all of the particularly in our distributor markets the ability to forecast the business and particularly in markets like China where you have multiple layers of distributors is that we were way off. We were making stuff they didn’t want and not making stuff that they did want and it’s taken a while to get that back in balance. And we are still dealing with that some extent but our direct markets are operating very, very well. And that we’ve been able to quickly put the infrastructure back in place on our direct markets.

So our problems are more in last year that we did, I think, make improvement on it and we continue to make improvement on it and certainly this year I think we’re going to be in great shape in our distributor markets.

But that was a — you can’t — you should anticipate everything but sometimes you can’t. We did not anticipate the need for additional infrastructure after the MicroPort split and that’s what happened.

Matt Taylor - Barclays Capital - Analyst

I want to ask a question about management focus and can we do question number three here? So this question is, what area of execution is most important for Wright management to improve on to drive further stock price performance. We have organic revenue growth, gross margin expansion, op margin expansion, earnings growth and cash flow growth. And then maybe we can talk about some of the profitability goals that you have.

So revenue growth is still number one, but we do have some people voting for operating margin expansion. So it might be worth mentioning you did talk about a combined EBITDA goal through the transaction. Can you talk about some of the sources of leverage?

Bob Palmisano - Wright Medical Group, Inc. - CEO

Yes, first of all I agree with this. Smart people in this room. So there really are a couple of areas that I would focus on. First of all is the continued expansion of our gross margin is that we ended last year Q4 a little over 77% gross margin. We think that as a standalone business we could get to the 80% kind of area in terms of gross margin.

Augment is additive to that. Augment is a higher margin product and the bigger that gets the higher margins that we will have. So, I think gross margin expansion is really key.

Secondly is that we will be able to leverage our organization. As I mentioned earlier, what we were left with post the MicroPort split was a rapidly growing company but a very small company that still had the infrastructure of a larger company.

We took a lot of those; we were a company half the size and we had the same public company expenses. The same CEO expenses, the same Board expenses. Insurance was a big deal because we carried the liabilities of MicroPort over into Wright post-transaction.

So we will continue — having more size, we’ll be able to leverage those expenses quite dramatically.

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MARCH 12, 2015 / 01:30PM GMT, WMGI - Wright Medical Group Inc at Barclays Healthcare Conference

So we have — we believe we have a clear line of sight to our 20% operating margin in three years plus —

Julie Tracy - Wright Medical Group, Inc. - IR

EBITDA.

Bob Palmisano - Wright Medical Group, Inc. - CEO

EBITDA, excuse me. EBITDA, you’re right, plus a couple of years plus the integration transaction. And I get asked a lot can’t that be stronger? And I could say, yes, it could. Absolutely it could.

But the balance again is we want to keep this — we want to keep the revenue growth at a high level.

So we don’t want to trade we want to kind of balance those things out again because we are in rapidly growing markets. And owning those physicians and those institutions with our products is really important for long term.

So we want to balance this. We want — we could have higher than 20% EBITDA but at the cost of revenue. We don’t want to take that. So we’ll take the 20% plus the midteens kind of revenue growth and think that we will have a fantastic company.

Matt Taylor - Barclays Capital - Analyst

Great, well. I think that is a good place to end. We are about out of time but everyone can join us in the breakout down the hall. Thanks a lot.

Bob Palmisano - Wright Medical Group, Inc. - CEO

Thank you.

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MARCH 12, 2015 / 01:30PM GMT, WMGI - Wright Medical Group Inc at Barclays Healthcare Conference

IMPORTANT ADDITIONAL INFORMATION ABOUT THIS TRANSACTION AND WHERE TO FIND IT

In connection with the proposed merger, Tornier has filed with the U.S. Securities and Exchange Commission (SEC) a registration statement on Form S-4 that includes a preliminary joint proxy statement of Wright and Tornier that also constitutes a preliminary prospectus of Tornier. The registration statement is not complete and will be further amended. Wright and Tornier will make the final joint proxy statement/prospectus available to their respective shareholders. Investors are urged to read the final joint proxy statement/prospectus when it becomes available, because it will contain important information. The registration statement, definitive joint proxy statement/prospectus and other documents filed by Tornier and Wright with the SEC will be available free of charge at the SEC’s website (www.sec.gov) and from Tornier and Wright. Requests for copies of the joint proxy statement/prospectus and other documents filed by Wright with the SEC may be made by contacting Julie D. Tracy, Senior Vice President and Chief Communications Officer by phone at (901) 290-5817 or by email at julie.tracy@wmt.com, and request for copies of the joint proxy statement/prospectus and other documents filed by Tornier may be made by contacting Shawn McCormick, Chief Financial Officer by phone at (952) 426-7646 or by email at shawn.mccormick@tornier.com.

Wright, Tornier, their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies from Wright’s and Tornier’s respective shareholders in connection with the proposed transaction. Information about the directors and executive officers of Wright and their ownership of Wright stock is set forth in Wright’s annual report on Form 10-K for the fiscal year ended December 31, 2014, which was filed with the SEC on February 26, 2015 and its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on March 31, 2014. Information regarding Tornier’s directors and executive officers is contained in Tornier’s annual report on Form 10-K for the fiscal year ended December 28, 2014, which was filed with the SEC on February 24, 2015, and its proxy statement for its 2014 annual general meeting of shareholders, which was filed with the SEC on May 16, 2014. These documents can be obtained free of charge from the sources indicated above. Certain directors, executive officers and employees of Wright and Tornier may have direct or indirect interest in the transaction due to securities holdings, vesting of equity awards and rights to severance payments. Additional information regarding the participants in the solicitation of Wright and Tornier shareholders will be included in the joint proxy statement/prospectus.

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